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                                                    Exhibit (4)-28
                                                    Commonwealth Edison Company
                                                    Form 10-K File No. 1-1839

(Commonwealth Edison Logo)
     Commonwealth Edison
     One First National Plaza, Chicago, Illinois
     Address Reply to: Post Office Box 767
     Chicago, Illinois 60690-0767

                                                    As of October 4, 1993


To each of the Banks party to the
 Credit Agreement referred to below


Ladies and Gentlemen:


     We refer to the $200 million Credit Agreement dated as of October 1, 1991, as amended (the "Credit Agreement"), among the undersigned, the Banks (including you) named therein and the other Lenders from time to time parties thereto, and Citibank, N.A., as Agent. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Credit Agreement.

     We are writing to request that you extend the expiration date of your Commitment under the Credit Agreement from October 4, 1993 until October 3, 1994. If you agree to this extension, all terms and conditions of the Credit Agreement would continue in effect during the period of such extension, except for the following amendments: (a) the date "October 3, 1994," would be inserted in lieu of the date "October 4, 1993," in clause (i) of the definition of "Termination Date" in Section 1.01 of the Credit Agreement, (b) the terms "Banks" and "Lenders" shall mean each of the banks or other lending institutions agreeing to extend the expiration date of its Commitment under the Credit Agreement or, if not presently a party to the Credit Agreement, agreeing to become a party thereto on or after October 4, 1993, and (c) no additional fees would be payable under Section 2.04(b) of the Credit Agreement in respect of
such extension.   Such extension would become effective as of October 4, 1993.

     On and after the effective date of the extension requested herein and the related amendments referred to above, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof", or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to "the Credit Agreement", "thereunder", "thereof", or words of like import
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referring to the Credit Agreement, shall mean and be a reference to the Credit
Agreement as amended by this letter.

     If you agree to extend the expiration of your Commitment and to the related amendments provided above, please evidence such agreement by executing and returning at least two counterparts of this letter to the Agent at its address at 399 Park Avenue, New York, New York 10043, Attention of Joseph W. Casson, no later than September 7, 1993.

     On October 4, 1993, (i) the Commitment of each Bank which fails to return executed counterparts of this letter as provided above shall automatically terminate as presently provided in the Credit Agreement, and (ii) all outstanding Advances of such Bank, together with all accrued interest thereon and other amounts payable under the Credit Agreement with respect thereto, shall become due and payable.

                                       Very truly yours,

                                       COMMONWEALTH EDISON COMPANY


                                       By: /s/ Dennis F. O'Brien
                                           ------------------------
                                           Dennis F. O'Brien
                                           Treasurer

Agreed as of the date
 first above written:

           *
- ------------------------------
(Name of Bank)

By:        *
   ---------------------------
   Title:

*  Executed by Banks holding Commitments aggregating $175 million.


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